Exhibit 107

Calculation of Filing Fee Table

424(b)(2)

American Tower Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation	Amount Registered (1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price (2)	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	3.900% Senior Notes due 2030	457(r)	$543,450,000	99.622%	$541,395,759	$147.60 per $1 million	$79,910.01

Fees to Be Paid	Debt	4.100% Senior Notes due 2034	457(r)	$543,450,000	99.306%	$539,678,457	$147.60 per $1 million	$79,656.54

(1)	U.S. dollar amount based on a euro/U.S. dollar exchange rate of €1.00/$1.0869 on May 17, 2024, as reported by Bloomberg.
(2)

The maximum aggregate offering price of the offering related to the prospectus supplement dated May 22, 2024 to the prospectus dated June 1, 2022, to which this Exhibit 107 is attached, is $1,081,074,216.